SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

(Name of Subject Company)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     Consolidated Capital Institutional Properties/2 hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission on May 1, 2007 and amended on May 4, 2007 and May 17, 2007 with respect to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 181,811 units of limited partnership interest (“Units”) of Consolidated Capital Institutional Properties/2, at a price of $9.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 18, 2007 and May 18, 2007, or such other date to which the offer may be extended by the Offerors. The initial offer to purchase Units was made pursuant to an Offer to Purchase of the Offerors, dated as of April 18, 2007, and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2007. The first amended offer to purchase Units, whereby the Offerors increased their offer price to $9.75 per Unit in cash, less the amount of any distributions declared or made between April 18, 2007 and May 29, 2007, was made pursuant to an Offer to Purchase of the Offerors, dated as of May 4, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on May 4, 2007. The second amended offer to purchase Units, whereby the Offerors increased their offer price to $12.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 18, 2007 and June 5, 2007, was made pursuant to an Offer to Purchase of the Offerors, dated as of May 18, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, a copy of which was filed with the SEC on May 18, 2007.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 1, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 1, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(1) Letter to Unit Holders of the Partnership, dated June 1, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 1, 2007

Consolidated Capital Institutional Properties/2

By:	CONCAP EQUITIES, INC., (General Partner)

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

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